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                           Filed by Georgia-Pacific Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Plum Creek Timber Company, Inc. Commission File No. 333-47708

     Plum Creek Timber Company, Inc. ("Plum Creek") and Georgia-Pacific Corporation ("Georgia-Pacific") have filed with the Securities and Exchange Commission (the "SEC") a preliminary joint proxy statement/prospectus regarding the proposed business combination transaction referenced in the following information. In addition, Plum Creek and Georgia-Pacific will prepare and file with the SEC a definitive joint proxy statement/prospectus and other documents regarding the proposed transaction. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, when it becomes available, because it will contain important information. The definitive joint proxy statement/prospectus will be sent to shareholders of Plum Creek and Georgia-Pacific seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed with the SEC by Plum Creek and Georgia-Pacific at the SEC's web site at www.sec.gov. The definitive joint proxy statement/prospectus and other documents filed by Georgia-Pacific with the SEC may also be obtained for free from Georgia-Pacific by contacting the Georgia-Pacific Investor Relations Department at Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303, (404) 652-4000.

     Certain statements contained in this filing, including without limitation, plans for future transformation and divestitures, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, Georgia-Pacific's ability to execute its divestiture and acquisition strategies, regulatory constraints, the failure of shareholders to approve the transaction, and other factors listed in the SEC's filings of Georgia-Pacific, including Georgia-Pacific's Annual Report on Form 10-K for the year ended January 1, 2000, Georgia-Pacific's Quarterly Reports on Form 10-Q for the quarters ended April 1, 2000 and July 1, 2000, Georgia-Pacific's Current Reports on Form 8-K dated July 18, 2000 and October 19, 2000, and Georgia-Pacific's six Form 425 Prospectuses dated July 19, 2000 through September 11, 2000, and other factors listed in SEC filings of Plum Creek.

     SET FORTH BELOW ARE PORTIONS OF: (1) A TRANSCRIPT OF A PRESENTATION BY A.D. CORRELL, CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT OF GEORGIA-PACIFIC CORPORATION, TO ANALYSTS AND (2) A QUESTION AND ANSWER SESSION WITH SUCH ANALYSTS ON OCTOBER 18, 2000 IN CONNECTION WITH THE RELEASE OF GEORGIA-PACIFIC GROUP'S AND THE TIMBER COMPANY'S THIRD QUARTER 2000 EARNINGS:

A.D. Correll   Just as I started the group part of this call with the status of the pending acquisition of Fort James, let me give you a brief update on where we stand with The Timber Company's merger with Plum Creek before turning it over to Don.

               On August 31st, the private letter ruling request with the IRS was submitted. So right now it's in their hands. In the meantime, we haven't stood still. The preliminary proxy statement was filed a week ago with the SEC and Don and his entire team continue to work with Plum Creek to ensure a smooth integration and transition. We're on track with our original schedule and we remain optimistic that this transaction will close sometime in the first quarter of the year 2001.
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               So I'll turn it over to Don to discuss the quarter's results and the outlook for the rest of the year, but there's really nothing more I can tell you about the status other than we've submitted the ruling request.

QUESTION AND ANSWER PORTION:

Bill Reed:     One follow on question, you were favorably inclined in terms of your efforts as far as tax rulings with The Timber Company sale.
               Can you give us any update; do you still feel the same way on the ability to get the tax rulings you need?

Correll: Let me just defer that question until we segue into The Timber Company and I'll answer it.

Mark Wilde:    I wondered if you could talk about two things real quickly. One is just kind of walk us through the downtime and the different paper segments in the fourth quarter. And then secondly, Pete, it looks like we're in a pretty tough macro environment here and I wonder if the kind of tough conditions in some of these markets has led you to kind of rethink the kind of businesses that you might stay in versus businesses you might exit as we look at kind of GP going forward?

Correll: We're committed to exit the businesses we're committed to. By that I mean we're trying to sell a tissue business, we're trying to sell three great big market pulp mills and we're trying to sell our chemical business, and we've got active options underway. We're further committed to getting our debt down to its target level by early 2003. So I guess the answer is, we're going to do whatever the hell it takes to get our debt down to where it needs to be, but we're encouraged by the interest level and the indications of value so far in these options. And so I really don't know how to answer your question other then we're going to get this company positioned the way we want it and this debt the way we want it on the schedule we told you and nothing sacred except some of the businesses that are going to be here regardless, obviously tissue.

Wilde: I guess the answer really is, kind of, there aren't a lot of things that are sacred at this point.

Correll: There aren't a lot of things that are sacred or they're, you know, some of our businesses you know are sacred - containerboard, tissue, etc., Unisource.

Danny Huff,
Executive Vice President and
Chief Financial Officer of
Georgia-Pacific Corporation:
               We're committed to what we've told you and we've got a lot of work going on internally still, and we will continually have work going on, continually evaluating the businesses and our ability in those businesses and that's going on as we speak.

Correll: And quite frankly, Mark, so much is going on around here, we can't do anymore. I mean, trying to buy Fort James, sell The Timber Company to Plum Creek and sell three big divestitures is about all we can handle.

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Matt Berler:   The note receivable, just remind us, are you planning to monetize that now after the merger's consummated? And separately, can you also remind us roughly how much of your land you have earmarked as available for tactical land sales? And whether you want to give us an acreage number or a dollar number, either one would be helpful. And am I right in assuming that when you sell these lands, you're probably booking a significant book profit, but because of the tax code, if you apply those proceeds to buying other lands, that essentially defers the tax until if in some future point of time you sell those newly acquired properties?

Donald L. Glass,
Executive Vice President - Timber
of Georgia-Pacific Corporation:
               Absolutely right. Let me take those one at a time. First of all, the note receivable is intended to be monetized in the fourth quarter.

               In terms of our tactical land sales plan, earlier this year the last total we had was around 160,000 acres we had identified in that plan and we constantly add to that as we find new acres. Actually, our total now, even with the sales we had planned for this year, is still in the 150-160,000 acre range. And our plan is to constantly reevaluate our acreage and as we see sprawl and other things change the value of those properties, we'll continue to look for opportunities to do that.

               We used the 1031 tax-free exchange on these transactions, both on the buy and sell side. And you're right, we do actually just transfer the book value from the sale properties. So it is in fact a very positive, good way to acquire higher quality timber land.

David Cohen:   Regarding the merger with Plum Creek, you've given an update on the IRS ruling. Wondered if you could give an update on the
               Section 13.74 rules and whether or not there have been any indications of the IRS altering those rules.

Glass: David, I do not have any further information on that available to me at the moment. So I really can't give you an answer on that one.

Richard Good,
Director of Investor Relations
of Georgia-Pacific Corporation:
               Thank you, all, and have a good day.

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